Exhibit 11

TEXAS INSTRUMENTS INCORPORATED AND SUBSIDIARIES

EARNINGS (LOSS) PER COMMON AND DILUTIVE POTENTIAL COMMON SHARE

(Millions of Dollars, Except Per-share Amounts)

	Years ended December 31,
	2002	2001	2000
Income (loss) before cumulative effect of an accounting change	$(344)	$(201)	$3,087
Add: Interest, net of tax effect, on convertible debentures assumed converted	—	—	6

Adjusted income (loss) before cumulative effect of an accounting change	(344)	(201)	3,093
Cumulative effect of an accounting change	—	—	(29)

Adjusted net income (loss)	$(344)	$(201)	$3,064

Diluted earnings (loss) per common and dilutive potential common share:
Weighted average common shares outstanding (in thousands)	1,733,343	1,734,506	1,717,484
Weighted average dilutive potential common shares:
Stock option and compensation plans	—	—	69,367
Convertible debentures	—	—	4,779

Weighted average common and dilutive potential common shares	1,733,343	1,734,506	1,791,630

Diluted earnings (loss) per common share:
Income (loss) before cumulative effect of an accounting change	$(.20)	$(.12)	$1.73
Cumulative effect of an accounting change	—	—	(.02)

Net income (loss)	$(.20)	$(.12)	$1.71

Basic earnings (loss) per common share:
Weighted average common shares outstanding (in thousands)	1,733,343	1,734,506	1,717,484

Basic earnings (loss) per common share:
Income (loss) before cumulative effect of an accounting change	$(.20)	$(.12)	$1.80
Cumulative effect of an accounting change	—	—	(.02)

Net income (loss)	$(.20)	$(.12)	$1.78